R3-14

05037908

SECURITIES ... [AND EXCHANGE COMMISSI]ON
Washington, D.C. ...

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-45215

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGNA Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

New York, (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER D. Willner, C.P.A.
(Name — if individual, state last, first, middle name)

25 Mohegan Trail, (Address) Saddle River, (City) N.J. (State) 07458 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/15

OATH OR AFFIRMATION

I, Patricia Winans swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Magna Securities Corp., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Patricia Winans
Signature

CEO
Title

February 23, 2005

Jennifer Fleming
Notary Public
JENNIFER ANNE FLEMING
Notary Public, State Of New York
No. 01FL6062841
Qualified In King County
Commission Expires 08/20/2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGNA SECURITIES CORP.

COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING
DECEMBER 31, 2004 AND 2003

MAGNA SECURITIES CORP.

COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING
DECEMBER 31, 2004 AND 2003

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholders of
MAGNA SECURITIES CORP.

We have audited the accompanying balance sheet of **MAGNA SECURITIES CORP.** as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MAGNA SECURITIES CORP.** as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of the minimum capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2005 **Peter D. Willner, C.P.A.**

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
MAGNA SECURITIES CORP.

We have examined the financial statements of **MAGNA SECURITIES CORP.** as of December 31, 2004 and have issued our report thereon dated February 18, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the year ending December 31, 2004, which was made for the purpose set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

February 18, 2005 **Peter D. Willner, C.P.A.**

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INCOME		
Commissions	$ 8,512,888	$ 7,466,939
Trading income/(loss)	(923,093)	117,466
Interest income	170,565	62,633
Dividend income	-	134
Total Income	**$ 7,760,360**	**$ 7,647,172**
EXPENSES		
Subordinated loan interest **(Note 6)**	$ 120,000	$ 60,000
Interest expense	144,641	-
Marketing services	2,591,207	2,296,994
Employee compensation	1,846,264	1,539,154
Office expenses	114,786	210,192
Clearing commissions, floor brokerage	1,755,422	1,868,608
Regulatory fees	30,838	56,038
Insurance expense	33,163	6,737
Entertainment	70,434	75,016
Professional fees	69,117	63,467
Travel	96,999	69,567
Quotation service	660,432	562,805
Dues and subscriptions	59,199	42,070
Telephone & communications expense	115,562	138,968
Depreciation & amortization expense	151,874	83,443
Rent expense **(Note 3)**	441,856	379,116
Consulting fees	47,287	94,749
Equipment leasing	142,555	52,662
Other administrative expenses	87,775	9,112
Total Expenses	**$ 8,579,411**	**$ 7,608,698**
Net Income/(Loss) before Federal Income Tax	$ (819,051)	$ 38,474
Federal Income Tax Provision **(Note 2)**	-	-
NET INCOME/(LOSS)	**$ (819,051)**	**$ 38,474**
Earnings/(Loss) per share (Note 5)	**$ (8,190.51)**	**$ 384.74**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Contributed Capital	Undistributed Profit	2004	2003
Stockholders' Equity, Beginning	$ 100	$ 727,360	$ 727,460	$ 1,052,111
Add: Paid in Capital	557,000		557,000	36,000
Net Income/(Loss)		(819,051)	(819,051)	38,474
(Less): Distributions		-	-	(399,125)
Stockholders' Equity, Ending	$ 557,100	$ (91,691)	$ 465,409	$ 727,460

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003

		2004		2003
ASSETS				
Current Assets:				
Cash		$ 469,247		$ 738,815
Cash deposit at brokers and dealers		110,050		210,997
Due from brokers and dealers		163,199		236,093
Commissions receivable		183,790		77,929
Inventory		-		5,895,398
Total Current Assets		$ 926,286		$ 7,159,232
Fixed Assets:				
Furniture and fixtures		$ 229,316		$ 200,261
Computer equipment		368,799		282,563
Leasehold improvements		261,143		245,733
Subtotal		$ 859,258		$ 728,557
(Less) Accum. Deprec. & amort.		(343,868)		(195,490)
Net book value		$ 515,390		$ 533,067
Security deposit and other assets		$ 585,000		$ 217,385
Total Assets		**$ 2,026,676**		**$ 7,909,684**
LIABILITIES				
Current Liabililties:				
Due to clearing firm		$ -		$ 5,107,812
Accounts payable & accrued expenses		561,267		1,074,412
Total current liabilities		$ 561,267		$ 6,182,224
Subordinated loan payable **(Note 6)**		$ 1,000,000		$ 1,000,000
Total Liabilities		$ 1,561,267		$ 7,182,224
STOCKHOLDERS' EQUITY				
Common Stock, issued and outstanding		$ 100		$ 100
Paid in Capital		859,341		302,341
Retained Earnings - Beginning	$ 425,019		$ 785,670	
Net income/(loss) for the year ended	(819,051)		38,474	
(Less): Shareholder distributions	-		(399,125)	
Retained Earnings/(Deficit), Ending		(394,032)		425,019
Total Stockholders' Equity		$ 465,409		$ 727,460
Total Liab. & Stockholders' Equity		**$ 2,026,676**		**$ 7,909,684**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(Loss)	$ (819,051)	$ 38,474
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation & amortization expense	148,378	83,443
Changes in assets and liabilities:		
(Increase) decrease in cash deposit at brokers and dealers	100,947	(110,292)
(Increase) decrease in due from brokers and dealers	72,894	(94,416)
(Increase) decrease in commissions receivable	(105,861)	49,118
(Increase) decrease in inventory	5,895,398	(5,895,398)
(Increase) in security deposits and other assets	(367,615)	(80,573)
Increase (decrease) in accounts payable and accrued expenses	(513,145)	92,491
Increase (decrease) in due to clearing firm	(5,107,812)	5,018,866
Net cash provided by operating activities	**$ (695,867)**	**$ (898,287)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in Subordinated Loan	$ -	$ 1,000,000
(Acquisition) of fixed assets and leasehold improvments	(130,701)	(515,625)
Increase in paid in capital	557,000	36,000
(Distributions) to shareholder	-	(399,125)
Net cash provided by investing activities	**$ 426,299**	**$ 121,250**
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (269,568)	$ (777,037)
CASH AND CASH EQUIVALENTS, beginning of year	738,815	1,515,852
CASH AND CASH EQUIVALENTS, end of year	**$ 469,247**	**$ 738,815**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. ORGANIZATION AND NATURE OF BUSINESS

MAGNA SECURITIES CORP. was formed in September 1992 to engage primarily in securities brokerage activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (N.A.S.D.).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions
Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Commissions
Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes
The Company has elected to be treated as an "S" corporation for Federal income tax purposes. As a result of this election, no provision was made for Federal income taxes for years 2004 and 2003.

Statement of Cash Flows
For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation
Depreciation is provided on a straight line basis using estimated useful lives of five to seven years. Leasehold Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Distributions to Shareholder

Distributions to shareholder in 2003 were made from retained earnings. They represent previously taxed "S" corporation income. No such distributions were made in 2004.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss. All transactions involving the execution and settlement of customer securities with a trade date of December 29, 30, and 31, 2004 were settled in January 2005 in fulfillment of contractual obligations without incident or exception.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under an operating lease with a remaining term of nine years and three months. Rent expense for 2004 was $441,856. Aggregate annual rental for office space at December 31, 2004 are approximately as listed below:

2005	$432,252
2006	$442,287
2007	$468,273
2008	$468,273
2009	$471,017
Thereafter	$1,793,216

Equipment Lease Obligations:

The Company is obligated under various equipment lease agreements. Leases expire at various dates through September 2009. The cost for 2004 was $142,555. The annual costs thereafter are:

2005	$161,789
2006	108,310
2007	18,914
2008	1,981
2009	937
Total	$291,931

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $366,338 which was $116,338 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was 153%. The percent of debt to debt-equity total computed in accordance with rule 15c3-1(d) was 68%.

5. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (100 shares).

6. SUBORDINATED LOAN PAYABLE

The Company entered into a $1,000,000.00 subordinated loan agreement with an unrelated party on June 12, 2003 with the approval of the N.A.S.D. The loan carries an interest rate of 12 percent per annum and is due to mature on May 31, 2006. In compliance with Appendix D of S.E.C. Rule 15c3-1, prepayments, if any, of this subordinated loan requires the prior written approval of the N.A.S.D.

MAGNA SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Computation of Net Capital

Total capital from statement of financial condition	$ 465,409
Subordinated Loan	1,000,000
	$1,465,409
Total non-allowable assets	(1,094,794)
New capital before haircuts	$ 370,615
Haircuts on cash & securities on deposit at brokers and dealers	(4,277)
Net Capital	**$ 366,338**

Computation of Basic Net Capital Requirement

Minimum net capital required by 6.667% of $561,267	$ 37,417
Minimum net capital requirements of reporting broker-dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 116,338
Excess net capital at 1000%	$ 310,211

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 561,267
Percentage of aggregate indebtedness to net capital	153%
Percentage of debt to debt-equity total (Rule 15c3(d))	68%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

Peter D. Willner, C.P.A.

MAGNA SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS DECEMBER 31, 2004

	2004	2003
Subordinated Loan Payable	$1,000,000	$1,000,000
Total Subordinated Loan Payable	**$1,000,000**	**$1,000,000**
Increase in Subordinated Loan Payable	0	0

As per an agreement entered into on June 12, 2003 approved by the N.A.S.D., the Company entered into a subordinated loan in the amount of $1,000,000. This loan is considered to be "good capital" in the computation of net capital pursuant to S.E.C. rule 15c3-1.

The loan, which bears an interest rate of 12 percent per annum, is due to mature on May 31, 2006. The Company may prepay this subordinated loan in whole or in part only with the written approval of the N.A.S.D. in compliance with Appendix D of S.E.C. rule 15c3-1.